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                                                              Exhibit (a)(1)(xi)

  LEAP ANNOUNCES VOLUNTARY STOCK OPTION EXCHANGE OR SUPPLEMENTAL GRANT PROGRAM


        SAN DIEGO - Nov. 20, 2001 - Leap Wireless International, Inc. (Nasdaq:
LWIN), an innovator of wireless communications services, today announced that its Board of Directors has approved a program offering a voluntary stock option exchange or supplemental option grant for its employees.

        "Stock options provide long-term incentives that help align employee interests with the long-term growth and value of the company," said Harvey P. White, Leap's chairman and CEO. "We recognize the important contribution that all of Leap's employees have made to the company's success to date. The initiative announced today is an important employee retention and motivation program that we believe will be in the best long-term interests of the company. This program balances our need to address the impact of the current market environment on our employees and our obligation to be responsible to all our stockholders."

        Under the program, employees holding options to purchase Leap common stock will be given the opportunity to exchange unexercised vested and unvested stock options with exercise prices above $35 per share for new options to purchase an equal number of shares of Leap common stock. The exercise price of the new options will equal the last reported trading price of Leap common stock on the new grant date which will be not earlier than six months and one day after the expiration of the offer to exchange. Options to purchase approximately 1,328,231 shares of Leap common stock are expected to be eligible for participation in the program.

        As an alternative, Leap employees who do not elect to participate in the option exchange program will be given the opportunity to retain their existing options and receive a supplemental grant of a smaller number of options to acquire Leap common stock in December 2001. The exercise price of the supplemental options will be the last reported trading price of Leap common stock on the date of grant, which will be shortly after the expiration of the offer on December 18, 2001.

        The exchange program has been designed to comply with the FASB Interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation" and accordingly, the company does not expect that there will be any variable compensation charges as a result of this stock option exchange program. Senior vice presidents and higher ranking officers (including executive officers) and directors of the company are not eligible to participate in this program.

        Leap is filing a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (SEC) that provides additional information concerning the stock option exchange and supplemental option grant program. The description of the stock option exchange program in this release is not complete and is qualified in its entirety by reference to the terms and conditions of the program, which are more fully described in the Offer to Exchange and Form of Election, each of which will be filed with the SEC as an exhibit to the Schedule TO.
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About Leap

        Leap, headquartered in San Diego, Calif., is a customer-focused company providing innovative communications services for the mass market. Leap pioneered the Cricket Comfortable Wireless service that lets customers make all their local calls from within their local calling area and receive calls from anywhere for one low, flat rate. Leap has begun offering new services designed to further transform wireless communications for consumers. For more information, please visit www.leapwireless.com.

        Except for the historical information contained herein, this news release contains "forward-looking statements" reflecting management's current forecast of certain aspects of Leap's future. Some forward-looking statements can be identified by forward-looking words such as "believe," "may," "could," "will," "estimate," "continue," "anticipate," "intend," "seek," "plan," "expect," "should," "would" and similar expressions. This news release is based on current information, which Leap has assessed but which by its nature is dynamic and subject to rapid and even abrupt changes. Leap's actual results could differ materially from those stated or implied by such forward-looking statements due to risks and uncertainties associated with Leap's business. Factors that could cause actual results to differ include, but are not limited to: changes in the economic conditions of the various markets Leap's subsidiaries serve which could adversely affect the market for wireless services; Leap's ability to access capital markets; a failure to meet the operational, financial or other covenants contained in Leap's credit facilities; Leap's ability to rollout networks in accordance with its plans, including receiving equipment and backhaul and interconnection facilities on schedule from third parties; failure of network systems to perform according to expectations; the effect of competition; the acceptance of Leap's product offering by its target customers; Leap's ability to retain customers; Leap's ability to maintain its cost, market penetration and pricing structure in the face of competition; uncertainties relating to Leap's ability to close pending transactions; technological challenges in developing wireless information services and customer acceptance of such services if developed; Leap's ability to integrate the businesses and technologies it acquires; rulings by courts or the FCC adversely affecting Leap's rights to own and/or operate certain wireless licenses; the impacts on the global and domestic economies and the financial markets of recent terrorist activities, the ensuing declaration of war on terrorism and the continued threat of terrorist activity and other acts of war or hostility; and other factors detailed in the section entitled "Risk Factors" included in Leap's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2001 and in Leap's other SEC filings. The forward-looking statements should be considered in the context of these risk factors. Investors and prospective investors are cautioned not to place undue reliance on such forward-looking statements. Leap undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

        Leap is filing a Tender Offer Statement on Schedule TO with the SEC and is providing Leap option holders with an Offer to Exchange and Form of Election Concerning Exchange of Options containing information about the stock option exchange and supplemental option grant program. Investors and option holders are urged to read the Schedule TO, the Offer to Exchange

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and the Election Form carefully when they become available. The Schedule TO, the
Offer to Exchange and the Election Form will contain important information about Leap, the option exchange and supplemental option grant program, and related matters. Investors and option holders will be able to obtain free copies of the Schedule TO and exhibits to the Schedule TO on the Internet through the website maintained by the SEC at www.sec.gov. Free copies of these documents also may be obtained from Leap by request to Leap Wireless International, Inc., 10307
Pacific Center Court, San Diego, California 92121, attention: Investor
Relations, telephone: (858) 882-6000.

        Leap and the Leap logo design are trademarks of Leap Wireless International, Inc. Cricket is a registered trademark and Comfortable Wireless are service marks of Cricket Communications, Inc.